Exhibit 99.1

Trina Solar Statement on Preliminary Determination of Countervailing Duty in the United States

SAN JOSE, Calif., March 20, 2012 /PRNewswire-Asia/ -- Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”) offers the following statement regarding the preliminary determination of countervailing duties by the U.S. Department of Commerce (“DOC”).

On March 20, 2012, a preliminary determination was announced by the DOC in Washington, DC regarding the exportation of Crystalline Silicon Photovoltaic Cells and Modules from China. The ruling establishes a preliminary rate of 4.73% for Trina Solar applicable to the importation of solar cells and modules/panels produced in China. Trina Solar, among other suppliers, was identified as an exporter of these products to the United States market. The DOC further preliminarily ruled that the scope of the case covered exports to the United States of Chinese made solar cells, as well as modules manufactured outside of China from solar cells produced in China. The DOC clarified that the scope does not cover the exportation of modules manufactured in China from solar cells produced in a third country. Trina Solar continues to take necessary steps in these administrative proceedings while abiding by its contractual commitments.

“Trina Solar is committed to providing high-quality modules and services to the United States market for the long term, where we value our customer base and supply chain business partners,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar.

“We are working to ensure that our U.S. team will continue to grow our North American business in order to meet our customers’ expanding service needs,” added Mark Kingsley, Chief Commercial Officer of Trina Solar. “As applicable to the rest of the solar industry, this preliminary determination is only the first step, and is subject to further examination and final determination later this year by the DOC. Moreover, the determination of whether injury has been found or not is dependent upon the International Trade Commission’s subsequent ruling.”

“As a forward thinking global company, we will continue to assess our options to most effectively serve all of our markets, including our growing business segments in the United States,” said Mr. Kingsley.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: +86.519-8548-2009 (Changzhou)	Phone: +(86) 10-6566-2256
Thomas Young, Vice President, Investor Relations	Michael Fuchs
Phone: +86.138-6118-3779 (Global)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com